Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and nine months ended July 31, 2017 and 2016

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.

Condensed Consolidated Interim Financial Statements
For the nine months ended July 31, 2017

(Expressed in United States Dollars)

Notice of No Auditors Review of Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended July 31, 2017 which have been prepared by and are the responsibility of the Company’s management.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	July 31,	October 31,
	2017	2016
Assets
Current assets:
Cash	$32,473	$288,128
Deposits and other receivables (Note 5)	57,896	33,327
	90,369	321,455

Property and equipment, net	10,769	10,988
Patents, net (Note 7)	414,525	403,600
	$515,663	$736,043

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,094,339	$917,179
Bridge loans (Note 9)	4,739,516	3,637,008
Derivative liability (note 9)	39,388	83,998
	$5,873,243	$4,638,185
Shareholders' Equity
Share capital: (Note 8)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 207,791,983 common shares (2016: 204,388,569) (Note 8)	$76,665,196	$75,855,139
Subscription received	-	-
Equity component of bridge loans (note 9)	23,075	23,075
Contributed surplus	27,360,676	26,918,470
Deficit	(109,406,527)	(106,698,826)
	(5,357,580)	(3,902,142)

	$515,663	$736,043

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016 (Unaudited).

	Three months Ended July 31		Nine months Ended July 31
	2017	2016	2017	2016

Costs and expenses :
Administration (Note 11)	$91,624	$145,532	$238,195	$308,763
Professional, other fees and salaries (Note 11)	323,746	417,870	1,226,921	1,359,079
Stock based compensation (Note 8)	-	-	442,206	(85,500)
Development costs, net (Note 6)	49,156	3,778,776	270,013	3,782,194
Travel and entertainment	28,533	64,437	92,649	144,512
Amortization of property and equipment	921	1,327	3,045	3,952
Amortization of patents	33,555	-	94,620	-
Foreign exchange (gain) loss	17,406	(21,821)	114,415	(33,403)
Loss from operations	544,941	4,386,121	2,482,064	5,479,597

Other income and expenses
Interest expense	173,553	167,349	488,667	377,832
Accretion expense (Note 9)	166,958	56,963	464,717	115,629
(Gain) loss on revaluation of derivative liability (Note 9)	(485,171)	-	(727,747)	-

Net income (loss) before income taxes	(400,281)	(4,610,433)	(2,707,701)	(5,973,058)

Income taxes (Note 10)	-	-	-	-

Net income (loss) and comprehensive loss	$(400,281)	$(4,610,433)	$(2,707,701)	$(5,973,058)

Income (loss) per share - basic and diluted (Note 8)	$(0.00)	$(0.02)	$(0.01)	$(0.03)

Weighted average number of shares (Note 8)	206,057,820	200,629,426	205,115,725	198,017,961

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016 (Unaudited).

	Three Months Ended July 31		Nine Months Ended July 31
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss)	$(400,281)	$(4,610,433)	$(2,707,701)	$(5,973,058)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents intangible assets	33,555	-	94,620	-
Amortization of property and equipment	921	1,327	3,045	3,952
Development costs	49,156	3,974,939	270,013	3,974,939
Accretion expense	166,958	56,963	464,717	115,629
Stock based compensation	-	-	442,206	(85,500)
(Gain) loss on revaluation of derivatives	(485,171)	-	(727,747)	-
Increase (decrease) in deposits and other receivables	(12,857)	(145,905)	(24,569)	(204,157)
(Decrease) increase in accounts payable and accrued liabilities	220,888	(195,663)	141,480	97,057
Net cash used in operating activities	(426,831)	(918,772)	(2,043,936)	(2,071,138)

Cash flows from investing activities:
Purchase of property and equipment	-	-	(3,807)	-
Patents	(37,902)	(26,118)	(105,544)	(167,570)
Deferred development costs	-	(197,120)	-	(1,101,177)
Recovery of deferred development costs	-	-	-	443,901
Net cash used in investing activities	(37,902)	(223,238)	(109,351)	(824,846)

Cash flows from financing activities:
Issue of common shares	367,739	880,464	649,232	990,464
Bridge loans advances	83,500	239,082	1,076,482	1,598,514
Bridge loan repayments	(82,361)	(66,887)	(237,941)	(129,987)
Bridge loans Interest accrued	173,553	144,882	488,667	354,241
Bridge loan converted in common shares	(78,808)	-	(78,808)	-
Subscription received	-	-	-	-
Net cash provided by financing activities	463,623	1,197,541	1,897,632	2,813,232

Increase (decrease) in cash	(1,110)	55,531	(255,655)	(82,752)

Cash, beginning of period	33,583	20,285	288,128	158,568

Cash, end of period	$32,473	$75,816	$32,473	$75,816

Supplemental cash flow information:
Interest paid (classified in operating activities)	82,361	66,887	237,941	129,987
Shares issued on settlement of accounts payable	-
Shares issued on settlement of legal claim	-	-	-	-
Shares issued on conversion of bridge loan

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share	Subscription	Contributed	Equity component	Deficit	Total
	Shares	capital	received	Surplus	of Bridge loan
Balance as at November 1, 2015	197,176,368	$74,083,975	$-	$27,213,204	$-	$(99,893,291)	$1,403,888

Private placement of units for cash	366,668	110,000	-	-	-	-	110,000
Options exercised	3,756,366	751,273	-	-	-	-	751,273
Fair value of options exercised	-	443,252	-	(443,252)	-	-	-
Common shares issued against payable	1,517,143	295,312	-	-	-	-	295,312
Common shares issued against settlement of debt	312,500	62,500	-	-	-	-	62,500
Common shares issued for conversion of bridge loan	509,524	108,827	-	-	(1,827)	-	107,000
Equity component of bridge loans	-	-	-	-	173,420	-	173,420
Expiration of bridge loan equity conversion option	-	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled	750,000	-	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	75,855,139	-	26,918,470	23,075	(106,698,826)	(3,902,142)

Private placement of units for cash	3,333,914	649,232	-	-	-	-	649,232
Common shares issued against payable	307,643	60,108	-	-	-	-	60,108
Stock based compensation	-	-	-	442,206	-	-	442,206
Subscription received	-	-	-	-	-	-	-
Common shares issued against compensation	132,381	21,909	-	-	-	-	21,909
Bridge loan converted into common shares	379,476	78,808	-	-	-	-	78,808
Treasury shares cancelled	(750,000)	-	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	-	(2,707,701)	(2,707,701)
Balance at July 31, 2017	207,791,983	76,665,196	-	27,360,676	23,075	(109,406,527)	(5,357,580)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Deferred Development Costs

7.	Patents

8.	Share Capital, Stock Options and Loss per Share

9.	Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments

14.	Contingencies

15.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

Micromem develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments.

These consolidated financial statements include the accounts of Micromem and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers. Micromem and MAST are referred to interchangeably throughout these financial statements as “the Company”.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on September 29, 2017.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ended July 31, 2017, the Company reported a net loss and comprehensive loss of $2,707,701 (2016 - $5,973,058) and negative cash flow from operations of $2,043,936 (2016 - $2,071,138) measured as net loss reported with non-cash expenses added back. The Company’s working capital deficiency as at July 31, 2017 is $5,743,486 excluding consideration of the non-cash derivative liability as reported (as at October 31, 2016: $4,232,732).

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations in future; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

3.	BASIS OF PRESENTATION

a)	Statement of Compliance with International Financial Reporting Standards:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for annual financial statements and should be read in conjunction with the audited annual financial statement for the year ended October 31, 2016. The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period.

b)	Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain non-current assets and financial statements, which are measured at fair value, as explained in Note 4, Continuity of Significant Accounting Policies.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Critical accounting Judgements, Estimates and Assumptions:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as reported in the audited consolidated financial statements for the year ended October 31, 2016 and continue at July 31, 2017. These include estimates and assumptions utilized in determining fair values as required under IFRS, estimates related to the recovery of deferred development costs, capitalization criteria for patents, impairment of long-lived assets, deferred income taxes, functional currency and the assessment of material uncertainties.

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

a)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2016 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the nine month period ending July 31, 2017.

b)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the nine month period ending July 31, 2017 from those disclosed at October 31, 2016.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

c)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the nine month period ending July 31, 2017 from those disclosed at October 31, 2016. The Company continues to closely monitor its accounts payable and debt service requirements. At July 31, 2017, it has implemented several go-forward cost reduction measures to reduce its monthly cash flow requirements.

d)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company continues to closely monitor its working capital position as its primary liquidity risk.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2016 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at July 31, 2017. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and other receivables consists of:

	July 31,	October 31,
	2017	2016

Advances to employee	5,065	7,586
Prepaid insurance and other	52,831	25,741
	$57,896	$33,327

As at July 31, 2017, advances to employee consisted of a net advance of $5,065 (October 31, 2016: $7,586). This advance is non-interest-bearing, unsecured and due on demand. It is being repaid against wages earned by this employee.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

6.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	July 31,	October 31,
	2017	2016

Opening balance	$-	$3,070,299
Additional project costs incurred	-	1,186,720
Recovery of development costs	-	(643,901)
Writedown of project costs	-	(3,613,118)
Closing balance	$-	$-

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $3,613,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil given the uncertainty of realization of these costs. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. Development costs incurred since August 1, 2016 are charged to expense in the period incurred. In the nine months ended July 31, 2017 the Company incurred $566,013 of development costs and recovered $296,000 from its development partners, to report net development expenses of $270,013 in the statement of consolidated loss.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

7.	PATENTS

Cost

At November 1, 2015	$428,308
Additions	192,873
Year ended October 31, 2016	$621,181

At November 1, 2016	$621,181
Additions	105,544
Nine months ended July 31, 2017	$726,725

Amortization

At November 1, 2015	$119,066
Amortization for the year	98,515
Year ended October 31, 2016	$217,581

At November 1, 2016	$217,581
Amortization for the period	94,620
Nine months ended July 31, 2017	$312,200

Net book value at October 31, 2016	$403,600
Net book value at July 31,2017	$414,525

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

	a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2015	197,176,368	$74,083,975

Private placement of shares for cash	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised	-	443,252
Shares issued on settlement of accounts payable	1,517,143	295,312
Shares issued on settlement of legal claim	312,500	62,500
Shares issued on settlement of bridge loan	509,524	107,000
Equity component of bridge loan		1,827
Treasury shares to be cancelled	750,000	-
Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,333,914	649,232
Shares issued on settlement of accounts payable	147,643	28,585
Shares issued on settlement of wages	292,381	53,432
Treasury shares cancelled	(750,000)	-
Bridge loan converted	379,476	78,808

Balance at July 31, 2017	207,791,983	$76,665,196

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

A summary of the status of the Company’s fixed stock option plan through July 31, 2017 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45
Granted	2,890	0.22
Expired	(690)	(0.35)
Outstanding, July 31, 2017	6,595	0.36

The weighted average share price on the dates of exercise was $0.36.

During the year ended October 31, 2016 the Company issued a total of nil stock options. On November 7, 2016, the Company issued a total of 2,890,000 stock options. All options vest immediately upon issuance.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

The Company has the following stock options outstanding at July 31 2017:

			Weighted
			average
			remaining
			life (in
Date of Issue	#Issued	Strike Price $	years)	Expiry Date

January 22, 2013	440,000	0.30 CDN	0.80	January 22, 2018
September 16, 2013	520,000	0.27 CDN	1.30	September 16, 2018
February 10, 2014	350,000	0.85	1.70	February 10, 2019
April 25, 2014	230,000	0.64	1.90	April 25, 2019
June 4, 2015	975,000	0.49	3.00	June 4, 2020
August 20, 2015	940,000	0.46	3.30	August 20, 2020
September 30, 2015	250,000	0.40	3.40	September 30, 2020
November 7, 2016	2,890,000	0.22	4.60	November 7, 2021
	6,595,000

All outstanding options at July 31, 2017 are exercisable. In the quarter ended January 31, 2017, the Company recorded a total expense of $442,206 (2016 - $nil) with respect to the issuance of options issued during the three months then ended, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

2017
Share price	$0.22
Volatility factor (based on historical v	102%
Risk free interest rate	0.72%
Expected life	5 years
Dividend yield	0%
Forfeiture rate	0%

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

c)        Loss Per Share

The calculation of basic and diluted loss per share for the quarter ended July 31, 2017 was based on the loss attributable to common shareholders of $400,281 (2016 - $4,610,433) divided by the weighted average number of common shares outstanding of 206,057,820 (2016 – 200,629,426).

Diluted loss per share does not include the effect of 6,595,000 stock options outstanding as they are anti-dilutive.

9.	BRIDGE LOANS

2016 Bridge Loans:

(1)	The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31,2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	853,496	2,783,512	3,637,008
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	83,998	83,998

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,37 7	514,561
Interest expense	193,254	368,354	561,608
(Gain)/loss on extinguishment of debt	-	8,223	8,223
Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

(a)

It secured an additional 7 bridge loans denominated in $USD. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

(b)

It secured an additional 6 bridge loans denominated in $CDN. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

2017 Bridge Loans:

(1)	The bridge loans outstanding at April 30, 2017 and for the 6 months then ended are summarized as below:

	Nine months ended July 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	949,227	3,790,289	4,739,516
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	39,388	39,388

	Nine months ended July 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	11,355	453,362	464,717
Interest expense	116,824	371,843	488,667
Gain (loss) on revaluation of derivatives	-	727,747	727,747

In the quarter ending January 31, 2017, the Company secured an additional 10 bridge loans denominated in $CDN totaling $868,000 CDN ($651,685 USD). The interest rate on 9 of these loans is 1% per month in each case and the conversion price to common shares is stipulated as $0.30 CDN. The 10th bridge loan bears interest at 2% per month and is not convertible.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

In the quarter ended April 30, 2017, the Company secured an additional 4 bridge loans denominated in $CDN totaling $444,000 CDN ($325,905 USD). The interest rate on these loans is 1% per month in each case and the conversion price is stipulated as $0.23 CDN.

In the quarter ended July 31, 2017, the Company secured an additional bridge loan in the amount of $83,500. The interest rate on this loan was 1% per month; the loan is non-convertible. The two convertible $USD loans that matured in June 2017 were extended through October 2017.

10.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $23.9 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of July 31, 2017 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,791,571	5,254	1,796,825
2027	1,506,571	3,459	1,510,030
2028	7,812	55,519	63,331
2029	1,544,035	463,610	2,007,645
2030	2,083,306	1,886,778	3,970,084
2031	1,255,127	48,808	1,303,935
2032	1,391,007	333,962	1,724,969
2033	1,686,037	160,550	1,846,587
2034	2,439,124	682,878	3,122,002
2035	2,827,284	573,235	3,400,519
2036	2,574,031	580,898	3,154,929
	$19,105,905	$4,826,390	$23,932,295

(b)

In addition the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

11.	EXPENSES Administration

The components of general and administration expenses are as follows (9 months):

	2017	2016

General and administrative	$67,836	$148,787
Rent and occupancy cost	53,493	55,007
Insurance	54,023	47,401
Telephone	9,951	8,946
Investor relations, listing and filling fees	52,892	48,622
	$238,195	$308,763

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows (9 months):

	2017	2016

Professional fees	$236,596	$263,486
Consulting fees	656,899	813,708
Salaries and benefits	333,426	281,885
	$1,226,921	$1,359,079

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as (9 months):

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

	2017	2016
Cash compensation	$567,354	$532,974
Less portion capitalized
to deferred development costs	-	(4,869)
	567,354	528,105

Stock based compensation	315,968	-

	$883,322	$528,105

In the quarter ended January 31, 2017, these parties were awarded a total of 2,065,000 options at an exercise price of $0.22 per share.

(b)	Bridge Loan:

The CEO provided a bridge loan of $100,000 CDN on September 2, 2016. That loan was converted to common shares in July 2017.

(c)	In the quarter ended July 31, 2017, the CEO and the CFO completed private placements to convert accrued fees payable to them at that date to common shares.

The President of MAST provided a $40,000 advance to the Company in August 2016. The Company reports a balance payable at July 31, 2017 to the President of MAST of $134,141, including this advance and accrued fees and expenses payable at that date.

13.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The monthly lease payments are $4,005 CDN plus operating costs and taxes, for a total of $7,500 CDN per month.

The Company has certain outstanding commitments to third party subcontractors with respect to its ongoing product development initiatives. These commitments total $1,341,881 over the next one to three years. These commitments will become obligations of the Company as and when this work is commissioned to start by the Company, which will be initiated once the Company secures the requisite financing.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2017 and 2016

14.	CONTINGENCIES

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At July 31, 2017, there are no known outstanding legal claims to which the Company is a party.

15.	SUBSEQUENT EVENTS

The Company reports the following events:

(a)

It secured a bridge loan of $155,000 at a rate of 5% per annum compounding monthly. The loan is non-convertible and has a term of 12 months. It can be prepaid at the Company’s option within the first six months of the term of the loan.

	(b)	It completed two private placements and secured a total of $66,000 CDN ($51,968 USD) of financing.

	(c)	It continues its negotiations with its major partners under its product development agreements.

	(d)	It has effected certain cost containment and reduction measures to reduce its monthly cash requirements.

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